

May 8, 2013

Via E-mail
Mr. Thomas S. Olinger
Chief Financial Officer
Prologis, Inc.
Pier 1, Bay 1
San Francisco, CA 94111

      Re: **Prologis, Inc. and Prologis, L.P.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              File Nos. 001-13545 and 001-14245

Dear Mr. Olinger:

We have read your supplemental response letter dated April 30, 2013, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Long-Lived Assets, page 66

1. We note your response to comment 8 in our letter dated April 17, 2013. For land parcels you intend to sell that do not meet the criteria to be classified as held for sale, please tell us whether you consider costs to sell the assets in your calculation of the amount of any impairment loss (i.e., fair value less costs to sell), and if so, cite the authoritative literature upon which you relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at (202) 551-3758 or Duc Dang, Attorney-Advisor, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Mr. Ed Nekritz, Prologis, Inc. (*via e-mail*)